UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Board of Directors of Petróleo Brasileiro S.A. - Petrobras ("Petrobras" or "Company"), considering that:

(i)	As informed by Petrobras on press releases published on February 19 and 23, Petrobras received an Official Letter from the Ministry of Mines and Energy ("Official Letter") which refers to the end of the unified tenure of Petrobras' Chief Executive Officer, as well as of all Executive Officers, which will occur on March 20, 2021. The Letter requests the Company to take the necessary measures to convene an Extraordinary Meeting of Petrobras Shareholders in order to promote the replacement and election of a member of the Board of Directors, in accordance with the provisions of art. 122, item II, of Law No. 6404, of December 5, 1976 ("Brazilian Corporation Law"), of art. 27, § 3, of Decree No. 8,945, of December 27, 2016, of art. 39 and of art. 40, item VII, of the Company's Bylaws, as approved on November 30, 2020;

(ii)	the Official Letter informs that: (a) it is the Federal Government's prerogative to appoint members of the Company's Board of Directors and, in this regard, the Ministry of Mines and Energy, as the Company's supervisory body, appoints Mr. Joaquim Silva e Luna to replace Mr. Roberto da Cunha Castello Branco; and (b) with the exception of this replacement, the Company's controlling shareholder intended that the other members of Petrobras' Board of Directors elected by the multiple vote process were re-elected by an Extraordinary Meeting of the Company’s Shareholders , to serve the remainder of their respective terms;

(iii)	currently, Petrobras Board of Directors is composed of eleven (11) members, all elected at the Company's Annual Meeting of the Company’s Shareholders held on July 22, 2020, being: (a) 1 (one) member elected in a separate vote process held among the Company's employees, pursuant to paragraph 1 of art. 2 of Law No. 12,353/10; (b) 1 (one) member elected in a separate vote process held among the minority shareholders holding common shares, pursuant to item I of paragraph 4 of art. 141 of the Brazilian Corporation Law; (c) 1 (one) member elected in a separate vote process held among the minority holders of preferred shares , pursuant to art. 239 of the Brazilian Corporation Law; and (d) 8 (eight) members elected by the multiple vote process held among all common shareholders, pursuant to art. 141 of the Brazilian Corporation Law, except those shareholders who have participated in the election referred to in item (b);

(iv)	notwithstanding the statement by the controlling shareholder (contained in the Official Letter) that, with the exception of Mr. Roberto da Cunha Castello Branco, he intended to reappoint the remaining members of the Board of Directors elected by the multiple vote process at the Annual Meeting of the Company’s Shareholders of July 22, 2020, the Company was informed by the Directors João Cox Neto, Nivio Ziviani, Paulo Cesar de Souza e Silva and Omar Carneiro da Cunha Sobrinho that they do not intend to be reappointed to the Petrobras Board of Directors for the election of the Board members at the Extraordinary Meeting of the Company’s Shareholders and by Director Leonardo Pietro Antonelli that he does not intend to take part of the list proposed by the Federal Government to be reelected as member of Petrobras Board of Directors of Petrobras in such Meeting, as per the terms already communicated by the Company on March 2 and 3, 2021;

(v)	finally, the Official Letter also informs that the name and data of Mr. Joaquim Silva e Luna will be forwarded to the Civil House of the Presidency of the Republic, as provided for in Decree no. 8,945/16, noting that, without prejudice to preliminary evaluations within the scope of the Ministry of Mines and Energy, Petrobras, in light of its own criteria, procedures and governance rules, should analyze the appointment of Mr. Joaquim Silva e Luna in view of the Brazilian Corporation Law, Law no. 13,303/16, Decree no. 8,945/16, and other applicable legal or regulatory criteria;

hereby convenes , in compliance with the request of the Company's controlling shareholder, in accordance with the provisions of item "c" of the sole paragraph of art. 123 of Law No. 6.404, of December 15, 1976, an Extraordinary Meeting of the Company’s Shareholders, exclusively in digital form, pursuant to article 4, paragraph 2, item I and article 21-C, paragraphs 2 and 3 of CVM Instruction No. 481, of December 17, 2009 ("CVM Instruction 481"), on April 12, 2021, at 3 pm (GMT-3 time zone), via Digital Platform, in order to resolve on the following matters:

Extraordinary General Meeting

I.	Removal of Mr. Roberto da Cunha Castello Branco from the position of member of Petrobras Board of Directors, which, once effective, pursuant to the provisions of paragraph 3 of art. 141 of the Brazilian Corporation Law, will result in the removal of the other seven (7) members of the Company’s Board of Directors elected by the multiple vote process in the Annual Meeting of the Company’s Shareholders of July 22, 2020;

II.	Election of eight (8) members of Petrobras Board of Directors ; and

III.	Election of the Chairman of Petrobras Board of Directors.

Considering the effects of the COVID-19 pandemic in Brazil and the measures taken by health and government authorities to cope with the pandemic, especially regarding restrictions on mobility and public gatherings, the meeting will be held exclusively by digital format, therefore shareholder’s participation can only take place as follows:

(a)	by using the Distance Voting Ballot, available to shareholders on the Company’s (http://www.petrobras.com.br/ri) and CVM’s (http://www.cvm.gov.br) websites;

(b)	by using the Digital Platform, which may be accessed in person or by a duly appointed attorney-in-fact, as per Article 21-C, Paragraphs 2 and 3 of CVM Instruction 481, in which case the shareholder may: (i) simply participate in the meeting, having already sent the Distance Voting ballot, or not; or (ii) participate and vote in the meeting, in which case the voting instructions previously sent by the shareholder in the Distance Voting ballot will be disregarded, and the vote given through the Digital Platform will prevail.

Proof of the status as the Company’s shareholder must be issued under Article 126 of the Brazilian Corporation Law and Article 13 of Petrobras’ Bylaws, as applicable.

The Company informs shareholders who wish to participate in this meeting that the instructions to access the Digital Platform and/or to send the Distance Voting Ballot, pursuant to CVM Instruction 481, can be found in the Handbook for Shareholders Participation and in the Meeting Instructions for Shareholders.

To participate in the meeting through the Digital Platform, the shareholder must send a request to the Company by e-mail, to the following address: assembleias@petrobras.com.br, until two (2) days before the meeting, that is, until 3 pm (GMT-3 time zone), of April 10, 2021 , in which email the shareholder must enclose the following documents:

• Individuals:

(a) valid ID with photo (original or certified copy) of the shareholder. The following documents can be presented: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as ID for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH);

(b) proof of ownership of Petrobras’ shares, issued by the depositary or custodian financial institution; and

(c) email to receive an individual invitation to access the Digital Platform and, therefore, participate in the meeting.

• Company or Legal Entity:

(a) valid ID with photo (original or certified copy) of the legal representative. The following documents can be sent: (i) Identity Card (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Association Card accepted as ID for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH);

(b) documents proving the representation, including the appointment by power of attorney and a copy of the professional qualification documents and the minutes of the election of the board members; and, in the case of an investment fund, copies of (i) the fund’s bylaws, (ii) the professional qualification documents of its board member or member of the management, as the case may be; and (iii) the minutes of the election of such board members. If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization are not required. Documents in English and Spanish do not need to be translated;

(c) proof of ownership of Petrobras’ shares, issued by the depositary or custodian financial institution; and

(d) email to receive an individual invitation to access the Digital Platform and, therefore, attend the meeting.

The minimum percentage of interest in the share capital to request the adoption of the process of multiple voting to elect members of the Board of Directors at the Extraodinary Meeting of the Company’s Shareholders is of five percent (5%), as per CVM Instruction 165, of December 11, 1991, as amended by CVM Instruction 282, of June 26, 1998. The power to request the adoption of the process of multiple voting must be exercised by shareholders up to 48 hours before the meeting, that is 3 pm (GMT-3 time zone) of April 10, 2021, as per Paragraph 1 of Article 141 of the Brazilian Corporation Law.

The exercise of the voting rights in the case of loaned shares will be under the responsibility of the borrower unless otherwise provided for in the agreement of the parties.

Despite the possibility of participating through the Digital Platform, Petrobras recommends that shareholders adopt the Distance Voting.

All documents regarding the matters to be voted on at this Extraordinary General Meeting are available to the shareholders at the websites of the Company (http://www.petrobras.com.br/ri) and of the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br), as per the terms of CVM Instruction 481.

Rio de Janeiro, March 11, 2021.

Eduardo Bacellar Leal Ferreira

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer